03032657

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aur Resources Inc.

*CURRENT ADDRESS 1 Adelaide Street East
Sute 2501
Toronto, Ontario M5C 2V9
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

FILE NO. 82- 4624 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 10/16/03



Aur RESOURCES INC.



annual report 1999

ACCOMPLISHMENTS

Copper production was a record 77 million pounds

Record low operating costs at both the Louvicourt and Andacollo Mines

Operating cash flow remained strong at $25 million

Agreed to purchase a controlling interest in the Quebrada Blanca copper mine in Chile

Expanded key landholdings at Val d'Or, Quebec and in Manitoba and Saskatchewan

FINANCIAL HIGHLIGHTS

Millions of Canadian dollars except per share data

	1999	1998
Revenues	104.4	97.6
Cash flow from operating activities	24.9	21.9
Net earnings (loss)	7.2	(2.5)
– Per share	0.10	(0.03)
Working capital	102.2	86.0
Long-term debt	–	–
Capital expenditures	10.8	8.1
Total assets	296.0	280.7
Shareholders' equity	268.9	269.9
Shares outstanding	75.7	75.2

AT A GLANCE

Aur Resources Inc. is an international mining company based in Toronto, Canada. Aur produces copper, zinc, silver and gold from the Louvicourt Mine in Quebec and copper from the Andacollo Mine in Chile. Copper accounts for more than 80% of the revenue from the Company's metal production and was a record 77 million pounds in 1999. In April, 2000, Aur entered into an agreement to purchase a 76.5% interest in Compañia Minera Quebrada Blanca S.A., the owner of the Quebrada Blanca copper mine in northern Chile.

Aur has established itself as a low-cost mine developer and operator experienced in both underground and open-pit mining. Acquisitions, exploration discoveries and the development and efficient operation of new profitable mines are the cornerstones of the Company's strategy for long-term growth. Copper, gold and Louvicourt-type polymetallic base metal deposits are Aur's priority targets.



Flin Flon, Manitoba
40 Properties
Base Metal and Gold Exploration
Val d'Or, Quebec
51 Properties
Base Metal and
Gold Exploration
Louvicourt Mine, Quebec
Copper-Zinc-Silver-Gold
Production
Toronto, Ontario
Cerro Colorado, Panama
Copper Deposit
Reno, Nevada
7 Properties
Gold Exploration
Quebrada Blanca Mine, Chile
Copper Production
Andacollo Mine, Chile
Copper Production
Santiago, Chile
3 Properties
Copper and Gold Exploration

★ Offices

● Operating Mines

▲ Undeveloped Copper Deposit

1999

Exploration Expenditures by Commodity



Gold 25%
Base Metals 75%

1999

Exploration Expenditures by Region



Quebec 40%
Other 2%
Manitoba/
Saskatchewan
16%
Nevada 18%
Chile 24%

MESSAGE TO SHAREHOLDERS

Aur ended the 20th century in the strongest position ever from a financial and operating standpoint. Despite the persistence of low copper prices in 1999, Aur's continued solid operational and financial performance together with the agreement, in April 2000, to acquire a controlling interest in the Quebrada Blanca copper mine, has enabled your Company to position itself for continued growth into a major mining company.

Management's efforts to build Aur into a large mining enterprise by, in part, making strategic acquisitions are expected to be rewarded in late June 2000 when the acquisition of a 76.5% interest in Compañía Minera Quebrada Blanca S.A., the owner of the Quebrada Blanca copper mine, is to be completed. This long-life, open-pit copper mine, located in Chile, will increase Aur's copper reserves by 440% to over 2.1 billion pounds and our annual copper production by 275% to approximately 200 million pounds per year, and make Aur a much more substantial company in the copper business.

Mining Activities

The Louvicourt Mine, located in Quebec, once again exceeded expectations in 1999 and established new performance records with respect to tonnage milled, copper grade and copper concentrate produced. Metal production was 143 million pounds of copper and 37 million pounds of zinc along with significant additional by-product gold and silver. The operating cash cost per pound of copper produced was US$0.41 in 1999, down 16% from US$0.49 in 1998. The Louvicourt Mine will sustain its reliable efficient low-cost production in 2000 and beyond.

The Andacollo Mine produced a record 48.1 million pounds of very high-quality cathode copper in 1999. This mine, which is located in Chile, has been a low-cost, reliable producer from initial start-up in late 1996 and the operating team is recognized as one of the best in the country. In 2000, Andacollo is expected, once again, to achieve a high level of operating performance and to make an important contribution to Aur's production profile.

Aur, as the operator of the Louvicourt and Andacollo mines, has assembled an experienced mining workforce with a proven track record in the development and operation of open-pit and underground mines. This expertise will be utilized to ensure that, under Aur's direction, the Quebrada Blanca mine will meet Aur's high standards of operating performance.

Financial Summary

Aur had a positive year from a financial standpoint with cash flow from operating activities of $24.9 million and net earnings of $7.2 million. Aur ended 1999 in a very strong financial position with working capital of $102 million, of which $83.5 million was cash, and no bank debt.

Aur's financial performance in 2000 will be impacted most heavily by the price of copper as copper sales account for over 80% of revenues and both metal production and operating costs are very stable. The business fundamentals for copper are good and we now expect the copper price to average at least US$0.80 per pound in 2000 by comparison to US$0.71 in 1999. Aur will benefit fully from improving copper prices as we have no copper hedge transactions in place.

Completion of the Quebrada Blanca acquisition will result in Aur assuming bank debt on the order of US$200 million. While this transaction will make Aur a much larger and stronger mining company, we will also have reduced financial flexibility and free cash flow for several years as we repay bank debt. Aur will make every effort to reduce debt as quickly as possible and thereby re-establish the financial capacity to make future acquisitions.

Exploration

Exploration is an important component of Aur's overall growth strategy. A new discovery can create substantial benefits for our shareholders and we are dedicated to that task. Aur has 102 mineral properties in its portfolio which we believe have the geological potential to host a number of as yet undiscovered orebodies. In 1999, exploration expenditures of $6.4 million were incurred on 22 properties located in Canada, the United States, Chile and Panama. Progress toward new discoveries was made and, in 2000, a budget of $7.0 million has been established to evaluate 19 of our properties, 15 of which will be drilled. New orebodies are difficult to discover, however, we expect that our persistence and systematic work programs will lead to new discoveries in the near future.

Outlook

The Quebrada Blanca mine, together with Louvicourt, Andacollo and Aur's portfolio of exploration properties, will be the building blocks upon which Aur will continue to increase shareholder value.

The future for our company has never looked brighter. Aur will become an important mid-sized copper producer in 2000 with a newly-acquired, long-life mine providing stability and creating new opportunities for continued growth. Aur's employees have dedicated themselves to increasing the value of our company for its shareholders. I would like to thank them all for their hard work and commitment to building Aur into a major mining company.

On behalf of the Board,



James W. Gill
President and Chief Executive Officer

May 9, 2000

PRODUCTION

Louvicourt Mine

The Louvicourt Mine, located at Val d'Or, Quebec, achieved the highest copper production and the lowest operating costs in its history in 1999. This performance enabled Louvicourt to generate $70.6 million in operating income for its owners, Aur (30%), Novicourt Inc. (45%) and Teck Corporation (25%) despite a copper price which averaged only US$0.71 per pound for the year. Operating costs, net of by-product credits and including all smelting, refining and transportation charges, were US$0.41 per pound of copper produced. This performance resulted in the Louvicourt Mine maintaining its position as one of the lowest cost underground base metal mines in North America.

Metal production in 1999 totalled 143 million pounds of copper, 37 million pounds of zinc, 1.1 million ounces of silver and 37,700 ounces of gold from the mining and milling of 1.6 million tonnes of ore. Mine production averaged a record 4,413 tonnes per day, mill recoveries were excellent and operating costs declined to a record low of $36.10 per tonne milled. These results reflect the ongoing commitment of the Louvicourt employees to continuous improvement in all areas of the operation.

Aur's commitment to safety in the workplace, through the application of proven technology and a well-trained workforce, resulted in Louvicourt maintaining its place in the first quartile for Quebec metal mines safety statistics. The mill department deserves special mention for having completed five years without a lost time accident. Protection of the environment continues to command the highest priority at Aur and Louvicourt's activities continued to be conducted in full environmental compliance in 1999.

Definition drilling and updating of the reserves at Louvicourt resulted in the addition of approximately 0.6 million tonnes to the proven and probable reserves in 1999 or a net reduction of 1.0 million tonnes after mining 1.6 million tonnes during the year. Underground exploration work continued in 1999 in an effort to outline new reserves accessible from the existing underground infrastructure. Low-grade, stringer copper-zinc mineralization was encountered; however, no new economic reserves were established.

Capital expenditures totalled $3.7 million in 1999 of which $2.7 million was spent on major mine development and $1.0 million on mine equipment. In 2000, the capital budget is $2.5 million including $2.2 million of capital development costs. The mine capital development will be essentially complete in 2000 and capital expenditures are expected to be minimal for the balance of Louvicourt's current mine life of 5.5 years.

The Louvicourt Mine is expected to continue its high level of productivity and efficiency in 2000 while maintaining safety and respect for the environment as a very high priority. Metal production is expected to be approximately 119 million pounds of copper, 49 million pounds of zinc, 972,000 ounces of silver and 36,000 ounces of gold resulting in production income of $63.6 million or net income of $30.4 million at a copper price of US$0.75 per pound. Operating costs are expected to be $36.91 per tonne milled or US$0.38 per pound of copper produced net of by-product credits.

LOUVICOURT MINE STATISTICS

	1995	1996	1997	1998	**1999**	2000 Budget
Operations						
Tonnes milled	1,283,263	1,600,348	1,574,616	1,601,431	**1,612,475**	1,573,800
Tonnes per day	3,516	4,385	4,314	4,387	**4,418**	4,300
Copper grade (%)	3.7	3.4	3.7	3.6	**4.2**	3.6
Zinc grade (%)	2.1	1.5	1.4	1.4	**1.4**	1.8
Silver grade (g/t)	30.2	25.0	23.6	25.1	**28.5**	28.2
Gold grade (g/t)	1.25	0.95	0.89	0.84	**1.01**	1.01
Copper recovery (%)	96.3	96.0	96.7	96.9	**96.9**	96.4
Zinc recovery (%)	78.3	75.8	76.7	80.4	**77.9**	79.8
Silver recovery (%)	68.9	67.3	68.8	68.8	**72.2**	68.1
Gold recovery (%)	69.4	67.9	69.6	72.6	**72.2**	70.1
Production						
Copper concentrate (tonnes)	162,268	179,839	196,894	195,842	**228,274**	189,391
Zinc concentrate (tonnes)	37,451	31,891	30,554	33,215	**30,417**	39,429
Copper production (million lbs.)	101	114	124	123	**143**	119
Zinc production (million lbs.)	46	39	38	41	**37**	49
Silver production (oz.)	857,000	869,000	822,000	890,000	**1,068,000**	972,000
Gold production (oz.)	35,900	33,300	31,400	31,600	**37,700**	35,900
Costs						
Operating costs per pound copper produced*	US$0.56	US$0.49	US$0.51	US$0.49	**US$0.41**	US$0.38
Minesite operating costs per tonne of ore milled	$48.87	$36.45	$37.49	$36.67	**$36.10**	$36.91

** Net of by-product credits and including all smelting and refining charges*

LOUVICOURT MINE RESERVES AND RESOURCES

at December 31, 1999		
Reserves (2% copper equivalent cut-off grade)		
Proven & Probable	7.5 million tonnes	3.3% Cu 1.8% Zn 28.0 g/t Ag 0.87 g/t Au
Resources (1% copper equivalent cut-off grade)		
Measured, Indicated & Inferred	5.1 million tonnes (excludes reserves)	2.0% Cu 1.7% Zn 20.4 g/t Ag 0.52 g/t Au

Andacollo Mine

The Andacollo Mine, located in north-central Chile, produced a record 21,800 tonnes of cathode copper in 1999 at an operating cost, including transportation and marketing, of US$0.49 per pound of copper sold. Andacollo's copper is 100% LME Grade "A" quality and formal registration of its brand classification, CDA, was received from the London Metal Exchange in May. Operating income in 1999 was US$10.9 million for its owners: Aur, Compañía Minera del Pacífico and ENAMI.

Copper production was 48.1 million pounds in 1999. A total of 9.6 million tonnes of rock was mined, of which approximately 2.8 million tonnes was ore at a grade of 0.76% soluble copper and which was crushed, agglomerated and stacked for heap leaching.

On August 1, 1999, Andacollo completed a changeover from contract mining to owner-operated mining. This changeover has gone smoothly and operating efficiencies are being realized which can be expected to continue for the remaining 7 years of mine life.

Capital expenditures in 1999 were $1.5 million, of which $1.4 million was related to the leasing of mining equipment required when Andacollo personnel took over the mining operations from the contractor in August. Capital costs other than the mining equipment leases will be minimal in future years.

The Andacollo Mine continues to operate at a high level of safety performance and in full environmental compliance. During the year, Andacollo was awarded the 1998 National Safety Award for the lowest lost-time accident frequency for mines in its size category in Chile.

The large primary copper sulphide deposit at Andacollo remains a potential source of ore for the future should copper prices stabilize at US$0.95 per pound or higher. No additional work was carried out on this resource in 1999 following completion of a pre-feasibility study in late 1998.

In 2000, the Andacollo Mine is expected to produce 21,500 tonnes of LME Grade "A" cathode copper at an operating cost of US$0.47 per pound sold including all transportation, marketing and administrative costs. A total of 13 million tonnes of rock will be mined, of which 3.2 million tonnes will be ore at an average of 0.77% soluble copper and which will be crushed, agglomerated and stacked for leaching. The workforce at the mine totals 237, of which 79% is from the neighbouring town of Andacollo. The Andacollo Mine continues to be a reliable, efficient, open-pit mining operation.

ANDACOLLO MINE STATISTICS

	1996*	1997	1998	**1999**	2000 Budget
Operations					
Tonnes ore & waste mined (millions)	5.5	9.0	8.4	**9.6**	13.0
Tonnes ore stacked (millions)	1.1	2.7	2.6	**3.0**	3.2
Tonnes ore stacked/day	–	7,600	7,170	**8,085**	8,727
Soluble copper grade stacked (%)	0.79	0.87	0.86	**0.75**	0.77
Strip ratio	3.2:1	2.4:1	2.2:1	**2.5:1**	3.1:1
Production					
Copper cathode produced (million lbs.)	3.8	43.5	47.1	**48.1**	47.4
Copper cathode produced (tonnes)	1,700	19,800	21,400	**21,800**	21,500
Copper inventory in heaps (tonnes)	6,275	10,500	10,422	**10,161**	10,000
Costs					
Operating cost per pound of copper sold**	–	US$0.58	US$0.51	**US$0.49**	US$0.47

* *Pre-commercial production*

** *Including all transportation and marketing costs*

ANDACOLLO MINE RESERVES AND RESOURCES

at December 31, 1999

Reserves

(a) **Oxide and Supergene Sulphide (0.28%-0.38% variable soluble Cu cut-off grade)**

Proven & Probable Reserves 23.3 million tonnes
0.71% soluble copper

Resources

(a) **Oxide and Supergene Sulphide (0.20% soluble Cu cut-off grade)**

Measured, Indicated and Inferred	23.7 million tonnes (excludes reserves) 0.36% soluble copper

(b) **Primary Sulphide**

Total Resources	(0.20% Cu cut-off grade)	615 million tonnes	0.37% Cu 0.15 g/t Au
Mineable Resources*	(0.30% Cu equivalent cut-off grade)	312 million tonnes	0.46% Cu 0.15 g/t Au
	(0.40% Cu equivalent cut-off grade)	178 million tonnes	0.52% Cu 0.17 g/t Au

* *In-pit mineable resources based upon 1998 pre-feasibility study*

EXPLORATION

Exploration is an important component of Aur's growth strategy and is focussed on the discovery of bulk mineable copper and/or gold deposits and Louvicourt-type polymetallic base metal deposits in the Americas. Aur's exploration activities are conducted from offices located in Val d'Or, Quebec; Flin Flon, Manitoba; Reno, Nevada and Santiago, Chile by a staff of 23 professionals.

In 1999, exploration work was undertaken on 22 of Aur's 102 mineral properties at a cost of $6.4 million, of which $4.9 million was provided by Aur and the balance by joint venture partners. On a geographic basis, 40% of the expenditures were incurred in Quebec, 16% in Manitoba/ Saskatchewan, 18% in Nevada, 24% in Chile and 2% in other areas. On a commodity basis, 75% of the expenditures were allocated to base metals and 25% to gold projects. A total of 26,842 metres of drilling was completed on 11 of Aur's properties.

Significant progress was made in 1999 including the intersection of stringer copper mineralization and favourable alteration to the east of the Louvicourt Mine as well as a 27 metre intersection of massive to semi-massive sulphides on the Sleepy Lake property near Val d'Or.

Quebec

Aur continued its aggressive exploration program on its 250 km^2 landholdings in the Val d'Or mining camp in 1999 at a cost of $2.6 million. The focus of this work is the discovery of Louvicourt-type copper-zinc-silver-gold massive sulphide deposits.

In 1999, 17,000 metres of drilling was completed on six Val d'Or properties. Stringer copper mineralization, massive to semi-massive pyrite and alteration typically associated with massive sulphide deposits was encountered on the Sleepy Lake, Lugold and Mainstreet properties. The better copper intervals intersected were 0.74% Cu over 6.0 metres and 0.7% Cu over 10.0 metres, including 2.1% Cu, 20 g/t Ag and 0.3 g/t Au over 2.25 metres. These properties are located east of the Louvicourt Mine and are believed to have excellent potential to host an economic mineral deposit. Anomalous gold mineralization was encountered by drilling on the Louvex property with the best intersections being 0.91 g/t Au over 21 metres and 1.0 g/t Au over 13.4 metres. This new gold-bearing structure will be drilled again in 2000. Underground drilling on the Louvex property intersected minor copper-zinc sulphides and a review of this target area will be undertaken to determine whether or not further exploration work in the eastern portion of the property next to the Louvicourt Mine is warranted.

The 2000 budget for the Val d'Or area is $2.9 million and will focus principally on the exploration of Aur's landholdings east of the Louvicourt Mine.

Manitoba and Saskatchewan

Aur holds a controlling interest in 38 mineral properties covering approximately 76,500 hectares located in the established Flon Flon-Snow Lake, Lynn Lake and Hanson Lake mining camps in Manitoba and Saskatchewan. As the second largest landowner after Hudson Bay Mining and Smelting, Aur's strategy is to conduct systematic exploration work in the search for Louvicourt-type polymetallic base metal deposits.

In 1999, exploration work was carried out on seven properties including drill programs to test priority targets on the Lew and Norris/Northstar projects. The early stage geological and compilation work outlined new drill targets and generated ideas for continued exploration work in 2000.

The budget of $1.2 million for 2000 provides for 5000 metres of drilling on the Bigstone, Sam and Sherlynn properties and for the continued identification of new exploration targets for future years.

While the discovery of an economic mineral deposit has not been achieved to date, Aur believes that persistence will ultimately result in success for Aur and our 30% partner, Thundermin Resources Inc.

United States

Aur's exploration activities in the United States focus on the search for bulk mineable and, to a lesser extent, high-grade, structurally-controlled, gold deposits in the state of Nevada. Nevada is the third largest gold producing area in the world and one of very few U.S. states which supports the mining industry.

In 1999, exploration work included the evaluation of potential acquisitions, geological assessment of Aur's existing landholdings and drill testing of the Taylor Canyon property. The Taylor Canyon drilling did not identify the source of the high-grade gold-bearing float on the property; however, this property will be further evaluated in 2000 by Aur's joint venture partner, Metallic Ventures.

Aur acquired a lease on Franco-Nevada Mining's Adelaide gold property in late 1999. This property, located at the northern end of the Battle Mountain trend, is characterized by vein-type and disseminated gold mineralization and will be explored with a 3,000 metre drill program in 2000.

The 2000 exploration budget of $1.2 million will continue Aur's efforts to discover an economic gold deposit in Nevada.

South America

Aur is in the process of carrying out a long-term systematic exploration effort in Chile focussing on the search for bulk mineable copper and/or gold deposits.

Chile is the world's largest copper producing country and also has important gold mining operations.

In 1999, Aur compiled data on key exploration areas in northern Chile, identified 16 large, priority targets and acquired two new properties as a result of this work. This long-term exploration program will continue in 2000 at a cost of $1.6 million and will include the drilling of one gold and one copper property.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

Overview

Aur's net earnings in 1999 totalled $7.2 million or $0.10 per share compared with a loss of $2.5 million or $0.03 per share in 1998. Despite this year's copper prices being the lowest in many years, Aur's revenues increased 7% from 1998 to $104.4 million in 1999 as a result of higher mining revenues from higher metal production. The Louvicourt and Andacollo mines were the principal sources of Aur's income in 1999. Aur's 1999 earnings were higher than in 1998 primarily as a result of $9.9 million in foreign exchange losses and write downs of marketable and long-term securities that were incurred in 1998. Cash flow from operating activities increased by $3.0 million over last year to $25.0 million.

On April 19, 2000, Aur signed a definitive agreement with Cominco Ltd. and Teck Corporation to purchase their respective interests in the Quebrada Blanca copper mine located in northern Chile. This transaction is anticipated to close by the end of June 2000. The impact of this potential acquisition on Aur's budgeted financial results and financial position otherwise provided herein is discussed in the Outlook section of this Management Discussion and Analysis.

MINING

Overview

The Andacollo Mine, located in north-central Chile, and the Louvicourt Mine, located near Val d'Or, Quebec, Canada, combined to produce a record 76.7 million pounds of copper in 1999, 10% higher than in 1998. Aur owns 70% of Andacollo and 30% of Louvicourt and is the operator of these mines. Both the Louvicourt and Andacollo mines are low-cost copper producers.

Aur's Metal Production

	1998	1999	2000 *Budget*
Louvicourt (30%)			
Copper (million lbs.)	36.9	43.0	35.8
Zinc (million lbs.)	12.3	11.2	14.8
Silver (thousand oz.)	267.0	320.4	291.5
Gold (thousand oz.)	9.5	11.3	10.8
Andacollo (70%)			
Copper (million lbs.)	33.0*	33.6*	33.2

* Approximately 0.2 (1998 – 0.4) million pounds of copper remained in inventory at year end.

Aur's Copper Sales

(millions of pounds)


90
80
70
60
50
40
30
20
10
0
1996
1997
1998
1999
2000 Budget

The average cash settlement price of copper on the London Metal Exchange ("LME") was US$0.71/lb. in 1999, down 5% from US$0.75/lb. in 1998. The average copper price realized by Aur in 1999 was, however, US$0.73/lb. due to quarterly production variances, premiums to LME pricing and the timing of payment terms.

Aur's Quarterly Sales

	1999				1998			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Copper (million lbs.)	18.6	19.9	18.5	19.7	15.7	16.8	18.2	18.9
Zinc (million lbs.)	3.4	3.6	0.6	3.6	2.2	3.5	3.2	3.4
Silver (thousand oz.)	84.4	101.2	58.4	76.4	49.2	69.0	65.6	83.2
Gold (thousand oz.)	3.4	4.1	1.4	2.4	2.0	2.4	2.4	2.8
LME average copper price (US$/lb.)	0.64	0.67	0.76	0.79	0.77	0.79	0.74	0.70

Aur's Metal Production Revenue by Commodity


1998
Cu 84%
Zn 9%
Au 5%
Ag 2%
1999
Cu 85%
Zn 8%
Au 5%
Ag 2%
2000 Budget
Cu 82%
Zn 12%
Au 4%
Ag 2%

Copper continues to have the most significant impact on revenues with 85% of Aur's 1999 revenues being from copper sales.

Summarized Statements of Operations *(in thousands of Canadian dollars except per share)*

	1999				1998			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	23,554	25,974	25,475	29,375	21,394	24,992	26,086	25,173
Expenses	22,557	23,475	20,178	25,720	20,643	23,985	27,400	29,014
	997	2,499	5,297	3,655	751	1,007	(1,314)	(3,841)
Taxes (recovery)	471	964	2,211	1,603	(374)	519	(508)	(1,241)
Net earnings (loss)	526	1,535	3,086	2,052	377	488	(806)	(2,600)
Earnings (loss) per share	0.01	0.02	0.04	0.03	0.01	0.00	(0.01)	(0.03)
Operating cash flow per share	0.06	0.07	0.10	0.10	0.05	0.06	0.09	0.09

Aur's Metal Price Revenues

	1998	1999	2000 *Budget*
Copper (US$/lb.)	0.73	0.73	0.75
Zinc (US$/lb.)	0.44	0.50	0.50
Silver (US$/oz.)	5.34	5.24	5.00
Gold (US$/oz.)	298	274	260
US$/CDN$	0.66	0.68	0.70

Environment

Aur conducts its mining operations with an ongoing commitment to maintaining the environment. Sufficient amounts are accrued during the life of a mine, on a units-of-production basis, to provide for site decommissioning and reclamation. The amount of this accrual is reviewed on a periodic basis and adjusted, if necessary, to ensure that sufficient funds have been accrued to satisfy these requirements. The Aurbel gold mill operated as a custom mill until mid-1997 when it was placed on a care and maintenance basis. Mill decommissioning and tailings site restoration will be carried out when the mill is permanently closed. Aur's other past producing gold mining operations have been rehabilitated.

Aur's Mining Costs

	1998	1999	2000 *Budget*
	$millions	*$millions*	*$millions*
Louvicourt (30%)			
Direct operating	17.0	16.9	16.8
Smelting and transportation	24.5	23.3	18.5
Operating costs	41.5	40.2	35.3
Depreciation and amortization	5.2	5.8	4.8
Total costs	46.7	46.0	40.1
Mine site operating costs per tonne of ore milled	$36.67	$36.10	$36.91
Operating cash cost per pound of copper produced net of by-product credits	US$0.49	US$0.41	US$0.38
Andacollo (70%)			
Direct operating	23.1	22.9	20.6
Marketing and transportation	1.7	1.6	1.6
Operating costs	24.8	24.5	22.2
Depreciation and amortization	10.2	10.5	12.7
Total costs	35.0	35.0	34.9
Operating cash cost per pound of copper produced	US$0.51	US$0.49	US$0.47

OTHER REVENUES AND EXPENSES

Revenues

Interest income was slightly higher in 1999 at $5.1 million, up $0.1 million from 1998, as higher average cash balances were offset by lower interest rates in the year.

Management fees and other revenues were virtually unchanged from 1998 at $1.6 million. Management fees, earned by Aur as operator of the Louvicourt Mine and exploration joint ventures, were $1.1 million in 1999 compared with $1.2 million in 1998.

Expenses

Administrative expenses at $6.4 million were approximately $0.9 million higher in 1999 than in 1998 as approximately $0.8 million was utilized to fund the obligation to the executive pension plan.

Depreciation and amortization expenses in 1999 were $0.8 million higher than in 1998 at $16.6 million as both Andacollo and Louvicourt experienced higher production in 1999 and Andacollo experienced higher amortization charges resulting from the addition of $10.7 million of mining equipment under capital lease. The additional mining equipment was required when Andacollo Mine personnel replaced the mine contractor and assumed mining operations in August 1999.

Foreign exchange and financing costs of $1.5 million in 1999 were primarily due to the strengthening of the Canadian dollar relative to the United States dollar during the year. As Aur maintains a large portion of its cash balances in United States dollars and has a number of monetary assets and liabilities in United States dollars, Aur is subject to foreign exchange gains and losses resulting from fluctuations in the value of the Canadian dollar relative to the United States dollar. Foreign exchange and financing costs of $5.4 million in 1998 were comprised of a $4.6 million loss arising from foreign exchange losses related to US$34.0 million borrowed under a bank line of credit in January 1998 and repaid in December 1998, and a $1.7 million loss on Aur's 1998 Canadian/United States dollar forward contracts, less a $0.9 million gain on United States dollar transactions and balances. Aur's total mining revenues and its Canadian dollar mine operating costs at Louvicourt benefited from the significant increase in the value of the United States dollar relative to the Canadian dollar in 1998.

In 1999, a deferred tax expense of $5.1 million was recorded, being a $6.1 million change from 1998's deferred tax recovery of $1.0 million. Aur had carried forward tax deductions which had not previously been given accounting recognition but which were available to eliminate taxable income. In both 1999 and 1998, deferred taxes had a significant impact on Aur's net earnings but did not affect cash flow in the year.

FINANCIAL POSITION

Cash and other liquid resources

At December 31, 1999, Aur had cash resources of $83.5 million held in interest-bearing, low-risk term deposits. Management considers a conservative investment strategy with respect to Aur's cash resources to be appropriate, particularly given the level of risk inherent in the mining business. In addition, Aur had working capital of $102.2 million and a $9.8 million long-term receivable from Aur's Andacollo joint venture partner at December 31, 1999. Aur's working capital increased $16.2 million from 1998 to 1999 despite low metal prices experienced particularly during the first half of the year.

Smelter settlements receivable at the end of 1999 were $6.6 million higher than last year primarily due to higher metal production in the fourth quarter of 1999 compared to the fourth quarter of 1998, combined with higher copper prices at the end of 1999 compared to the end of 1998.

Accounts payable and accrued liabilities increased $0.3 million from 1998 to 1999 primarily as a result of the increased inventories of key operating parts and supplies to assure continued operations in light of Year 2000 concerns.

The $14.7 million due from joint venture partner results from the purchase by Aur on December 31,1997 of the Andacollo credit facility obtained from a syndicate of banks. Effectively, Aur became the lender to its 30% partner in the Andacollo Mine, Compañía Minera del Pacífico S.A., for its US$13.5 million portion of the loan. In January 1998, Aur borrowed US$34.0 million under a corporate line of credit facility, converted this amount into $48.9 million and, in December 1998, repaid the loan and cancelled the credit facility.

Aur occasionally purchases marketable securities of junior mineral exploration companies as part of joint venture or mineral property exploration transactions. These marketable securities are revalued on a quarterly basis to the lower of the purchase price or the then market price of the shares. The market value of Aur's marketable securities increased $0.7 million in 1999, which amount was included in income.

Investments

During December 1999, Aur purchased 3,433,800 common shares of Cambior Inc. for total cash consideration of $6.1 million. The investment in Cambior was classified as long-term at year-end as it was Aur's intention to acquire a 100% interest in Cambior.

On November 19, 1999, Aur acquired all of the Consolidated Abitibi Resources Ltd. shares not already held by Aur. Prior to this acquisition, Aur had owned 34% of Consolidated Abitibi's outstanding common shares. The principal assets that Aur acquired on this transaction were Consolidated

Abitibi's properties near Val d'Or, Quebec and a 30% interest in Aur's properties in Manitoba and Saskatchewan. Aur's $0.6 million net investment in Consolidated Abitibi was eliminated.

In 1998, Aur acquired an approximately 5% interest in Inmet Mining Corporation and entered into discussions with Inmet in an effort to negotiate a transaction; however, terms could not be agreed upon and Aur's investment in Inmet at December 31, 1999 remained at $7.1 million.

Capital assets

Louvicourt

Aur's share of ongoing underground development work and other capital equipment costs at Louvicourt was $1.1 million in 1999 compared with $1.4 million in 1998.

Proven and probable reserves at a 2% copper equivalent cut-off grade in the current mine plan for Louvicourt were calculated at December 31, 1999 to be 7.5 million tonnes at an average grade of 3.3% copper, 1.8% zinc, 28.0 grams per tonne silver and 0.87 grams per tonne gold. Exploration and definition drilling replaced 0.6 million of the 1.6 million tonnes of reserves mined during the year. The reserves, which are currently sufficient to sustain the Mine for approximately five years at the current mining rate, will vary from year to year based upon metal prices and Canadian/United States dollar exchange rates and as ore is mined out or added to as a result of definition drilling and exploration success. Geological resources of approximately 5.1 million tonnes in addition to the reserves exist at Louvicourt; however, it is unlikely that a significant portion of these resources will be upgraded to reserves.

Andacollo

Aur's share of capital costs at Andacollo was $0.05 million in 1999 compared with $0.2 million in 1998.

Prior to August 1999, all mining at Andacollo was carried out by a mining contractor, with the crushing, stacking, leaching and electrowinning operations being carried out by Andacollo Mine personnel. In order to reduce mining costs per tonne, the mining contract was terminated in the third quarter of 1999 and Andacollo Mine personnel took over the mining operations. In connection with this changeover, $10.7 million of mining equipment was acquired under a capital lease in August 1999, which is being amortized over the remaining life of the Mine using the units-of-production method.

The proven and probable reserves at Andacollo were 23.3 million tonnes at a grade of 0.71% soluble copper at December 31, 1999. Approximately 0.5 million of the 2.8 million tonnes of ore mined in 1999 were replaced due to definition drilling and a revision of the mine plan. The reserves are currently sufficient to sustain the existing operation for approximately seven years at the current production rate. The leachable copper deposit currently being mined is underlain by a large primary copper-gold deposit. This deposit has geological resources of approximately 615 million tonnes at a grade of 0.37% copper and 0.15 grams per tonne of gold at a copper cut-off grade of 0.20% copper. A pre-feasibility study on this primary resource was carried out in 1998 and indicated that a large tonnage, low strip ratio, open pit copper mine producing copper concentrates could be economically developed at Andacollo at a long-term copper price in excess of US$0.95 per pound.

Mineral property and exploration costs

Aur capitalizes mineral property acquisition and exploration costs. In 1999 and 1998, certain non-producing properties were abandoned and $2.4 million and $1.3 million, respectively, of accumulated costs to date were written-off. The amounts recorded for mineral property and exploration costs on the balance sheets reflect the historical net expenditures accumulated thereon and do not necessarily represent the inherent or realizable value of the relevant properties. A review of Aur's Louvicourt and Andacollo Mines confirmed that no writedown of these assets was appropriate, as their mineral reserves remain essentially unaffected by current metal prices.

Total Exploration Expenditures by Geographic Region


1998
Manitoba/Saskatchewan
Western United States
Quebec
Chile
Other
4%
14%
35%
20%
27%
Total Expenditures: $8.9 million
Aur's Share of Expenditures: $6.5 million
1999
16%
2%
19%
41%
22%
Total Expenditures: $6.0 million
Aur's Share of Expenditures: $4.6 million
2000 Budget
17%
2%
19%
41%
21%
Total Expenditures: $6.4 million
Aur's Share of Expenditures: $5.8 million

OUTLOOK

Mining

Louvicourt

In 2000, a total of 1.6 million tonnes of ore is scheduled to be processed through the Louvicourt mill at an average head grade of 3.6% copper, 1.8% zinc, 28.2 grams per tonne of silver and 1.01 grams per tonne of gold to produce 189,391 tonnes of copper concentrates (which contain the silver and gold) and 39,429 tonnes of zinc concentrates. The copper concentrates are processed at Noranda's Horne smelter in Rouyn, Quebec, Canada and the zinc concentrates are processed at Noranda's CEZ smelter in Valleyfield, Quebec, Canada. Mine operating costs in 2000, excluding depreciation and amortization, are estimated to be $36.91 per tonne of ore milled and the all-inclusive cash operating costs per pound of copper, net of by-product credits and including transportation, smelting and refining charges, are estimated to be US$0.38. Aur's 30% share of operating profit at Louvicourt changes $4.4 million for each US$0.10 change in the price of copper. A one cent change in the value of the Canadian dollar relative to the United States dollar impacts the pre-tax operating profit to Aur by $0.5 million. Aur's 30% share of the operating profit from Louvicourt is expected to be $19.7 million in 2000 based upon Aur's budgeted metal prices. The settlement prices for Louvicourt copper and zinc concentrates in 2000 will be the average LME cash settlement prices for the second month following receipt of the concentrates at the relevant smelter.

Andacollo

In 2000, the Andacollo Mine is scheduled to produce 47.4 million pounds of cathode copper of which Aur's share is 33.2 million pounds. A total of 3.2 million tonnes of ore will be mined and stacked on the leach pads, with 9.8 million tonnes of waste also being mined. Operating costs for 2000, including transportation and marketing costs but excluding depreciation and amortization, are projected to be US$0.47 per pound of copper produced. Aur's 70% share of operating profit at Andacollo changes $4.5 million for each US$0.10 change in the price of copper. A one cent change in the value of the Canadian dollar relative to the United States dollar impacts the pre-tax operating profit to Aur by $0.2 million. Aur's 70% share of the operating profit from Andacollo is expected to be $14.1 million in 2000 based upon Aur's budgeted copper price.

Approximately 80% of the cathode copper to be produced at Andacollo in 2000 is committed to be sold to Glencore Asesorías Limitada at a premium to the average LME cash settlement price for the month prior to the month of shipment of the cathode copper. The balance of the copper produced will be sold on a spot basis.

Other operations

Other revenues

Aur anticipates that approximately $5.8 million of interest income will be earned in 2000 on current cash resources.

Management fees are expected to remain at the same level as in 1999, with no custom milling revenue being expected from Aurbel.

Other expenses

Administrative expenses are projected to be approximately $1.0 million higher in 2000 compared to 1999 as a result of Aur's active acquisition program in the first quarter of 2000.

Depreciation and amortization expenses are projected to be approximately 10% higher than in 1999, as the mining equipment under lease at Andacollo will be amortized for a full year in 2000.

Marketable securities and investments

In March 2000, Aur announced that it was withdrawing its takeover bid for Cambior and had entered into an agreement to purchase the Quebrada Blanca copper mine. In an effort to maximize cash balances and thereby minimize or eliminate the need to raise equity capital to finance the potential acquisition of Quebrada Blanca, Aur will not pay its annual $0.05 per share dividend in 2000 and commenced to monetize certain non-core investments in the first quarter of 2000. To that end, Aur's 5% interest in Inmet Mining was sold for $4.4 million resulting in a loss on the investment of $2.7 million. Other investments in junior mining companies that were included in marketable securities were also sold for $0.8 million. In addition, the 3.4 million shares of Cambior still held by Aur were reclassified from long-term investments to marketable securities and marked-to-market to 90¢ per share at March 31, 2000. The net mark-to-market of all of Aur's marketable securities, including the Cambior shares, resulted in a $2.0 million charge to income. Aur's only remaining long-term investment is its interest in Thundermin Resources Inc., which remains unchanged from year-end.

Liquidity

Aur's primary source of cash flow in 2000 will continue to be generated by the Louvicourt and Andacollo mines. Should Aur's cash resources not be utilized to make one or more acquisitions during 2000, cash resources and working capital are projected to increase during 2000.

At a copper price of US$0.75 per pound, the smelter settlements receivable balance is not expected to be materially different at December 31, 2000 than at the end of 1999. Accounts payable and accrued liabilities are also projected to be approximately the same as at the end of 1999.

In 2000, Aur's share of ongoing development work and equipment costs are expected to be $0.7 million and $0.2 million at the Louvicourt and Andacollo mines, respectively. Additional mining equipment at Andacollo will be acquired in 2000 under a capital lease and is estimated to cost approximately $1.7 million. Capital lease cash costs in addition to the operating cash costs per pound are expected to be US$0.06 per pound of copper in 2000.

Proposed acquisition of Quebrada Blanca Copper Mine

Acquisition

On April 19, 2000, Aur entered into a definitive agreement with Cominco Ltd. and Teck Corporation to purchase their respective interests in the Quebrada Blanca copper mine located 170 km southeast of the port city of Iquique in northern Chile. The transaction is expected to close by the end of June 2000.

The Quebrada Blanca property is owned by Compañía Minera Quebrada Blanca S.A. ("QB"), a Chilean private company. Currently, Cominco owns 11,010 or 55.6% of the Series A shares of QB, Teck owns 6,815 or 34.4% of the Series A shares of QB, Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns 1,980 or 10% of the Series A shares and 1,165 or 100% of the Series C shares of QB and ENAMI holds 2,330 or 100% of the Series B shares of QB. Accordingly, Cominco and Teck collectively hold 76.5% of the voting interest and dividend entitlements of QB. The owners of the Series A shares of QB were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the Quebrada Blanca deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. The Series C shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. As a result of the foregoing, the Series B and Series C shares in essence provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in the Quebrada Blanca Mine after payback by QB of the bank debt, certain other amounts advanced by Cominco, Teck and Pudahuel and any additional debt incurred by QB in connection with its ongoing operations or otherwise.

After the transaction closes, Aur and its Quebrada Blanca joint venture partner, Pudahuel, will effectively own from an accounting perspective 90% and 10% interests, respectively, in the Mine. Aur will be the operator of the Quebrada Blanca joint venture. Notwithstanding the ENAMI and Pudahuel effective net profits interests in Quebrada Blanca, Aur will account for its investment on a 90%, rather than a 76.5%, proportionate consolidation basis due to Quebrada Blanca's capital structure and the rules governing cash flow distribution.

The purchase price for Aur's interest in Quebrada Blanca is as follows:

- payment of US$187.0 million to Cominco and Teck (including the purchase from Teck of US$67.2 million of QB debt loaned by Teck under the terms of a QB project credit facility) on closing of the transaction;
- a further US$35.0 million payment due December 15, 2002, bearing interest at a rate of 6.0% per annum. This payment is payable, at Aur's election, in either cash or common shares of Aur;
- up to US$10.0 million per year during the period 2001 to 2012 to an aggregate maximum of US$40.0 million of additional payments contingent upon the price of copper, on an inflation adjusted basis, exceeding US$1.10 per pound;
- the assumption by Aur of Cominco and Teck's obligation to ENAMI, arising from the original acquisition of Quebrada Blanca, requiring annual payments that average US$2.1 million per year from 2000 to 2004; and
- the assumption by Aur of US$82.2 million of a QB project credit facility with a syndicate of banks (in addition to the above-noted acquisition of the US$67.2 million loaned by Teck to QB).

In a related transaction, Aur entered into an agreement with Pudahuel whereby Pudahuel has the right to purchase, on or before December 31, 2001, a 9.5% interest in Quebrada Blanca from Aur on the same pro-rata terms and conditions as Aur's purchase price from Cominco and Teck, plus accrued interest at 9.0%. In the event that Pudahuel exercises its right to purchase 9.5% of Quebrada Blanca from Aur, Aur's interest in the Series A shares of QB would be reduced such that Aur's share interest would be 67% instead of 76.5%. Accordingly, Aur's interest in Quebrada Blanca, from an accounting perspective, would be reduced to 80.5% and Pudahuel's interest would increase to 19.5%.

It is anticipated that the purchase price of Quebrada Blanca will be funded by Aur's existing cash balances and by borrowings under a corporate credit facility in the order of US$200 million. This facility is currently being negotiated with various lending banks. As Aur would purchase the existing QB project debt from both Teck and the current syndicate of banks, Aur would, effectively, for accounting purposes become a lender to Pudahuel for Pudahuel's 10% share of the existing QB project credit facility.

Mining Operations

The Quebrada Blanca Mine produced 161.1 million pounds of copper in 1999 and is estimated to produce 165.3 million pounds of copper in 2000. Should the acquisition be completed by the end of June 2000, Aur's 90% attributed share of Quebrada Blanca's copper production in 2000 would be 74.4 million pounds rising to 148.8 million pounds for the full year in 2001. After the acquisition is completed, Aur will immediately become the operator of the Mine.

Aur's share of copper production will increase substantially beginning in 2000 as a result of the acquisition of the interest in the Quebrada Blanca Mine. The current Mine plan is for operations to continue for 14 years.

Aur's Copper Sales
(millions of pounds)



250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
Existing production from Louvicourt and Andacollo
Additional production from Quebrada Blanca

Aur's Metal Production Revenue by Commodity

2000 *Estimated*



Cu 87%
Zn 8%
Ag 2%
Au 3%

2001 *Estimated*



Cu 94%
Zn 3%
Ag 1%
Au 2%

The addition of Quebrada Blanca would increase Aur's leverage to copper from the current estimate of 82% of production revenues in 2000 to 94% of production revenues by 2001.

The Quebrada Blanca Mine operated at an operating cash cost of US$0.53 per pound of copper produced in 1999. Aur's plan is to invest, over the next three years, approximately US$30.0 million of capital in addition to the regular sustaining capital at Quebrada Blanca to increase annual copper cathode production levels 6.7% by 2002 and to achieve operational cash cost savings thereby reducing the operating cash cost to a life of mine average of US$0.47 per pound of copper.

Quebrada Blanca has entered into forward sales contracts which hedge 3,000 tonnes per month of its 2000 estimated total copper production of 75,000 tonnes at US$0.7338 per period.

Cash and liquid resources

The financing of the acquisition of Aur's interest in the Quebrada Blanca Mine is expected to be by way of existing cash resources and bank debt. Aur believes that it is important to maintain a reasonable level of liquidity and anticipates retaining a consolidated cash balance of approximately $20 million. Aur expects the amounts to be borrowed from a syndicate of banks plus existing cash resources and cash flows to the end of June will leave Aur with its target liquidity level after the acquisition and, therefore, make the raising of additional capital by means of issuing new Aur share equity unnecessary.

Receivables, inventories and payables will all increase with the acquisition of Quebrada Blanca as the March 31, 2000 working capital position before QB project bank debt was approximately US$49 million.

Capital assets

Proven and probable reserves in the current mine plan at Quebrada Blanca were calculated at December 31, 1999 to be 141 million tonnes at an average grade of 0.94% soluble copper. The current mine plan envisions sustaining operations at Quebrada Blanca for approximately 14 years.

Aur's share of capitalized development work and equipment costs, including sustaining capital and all additional capital to increase copper production and reduce costs at the Quebrada Blanca Mine are expected to be US$9.8 million, US$21.2 million and US$21.1 million, in 2000, 2001 and 2002, respectively.

Risk Factors

Operations

Aur's net earnings in the near-term are affected primarily by its mining operations and, in the longer term, will be affected primarily by the success or failure of its exploration projects and investments in the mining industry. The profitability of Aur's operations, in particular, the operation of the Louvicourt and Andacollo mines (and the Quebrada Blanca Mine should the acquisition be completed), is, and will be, dependent upon the market prices of copper, zinc, silver and gold, the most significant of which is the price of copper. Metal prices have historically been subject to fluctuations and are affected by numerous factors beyond Aur's control, including international economic and political conditions, inflation, levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. Further, as Aur's metal production is priced in US dollars and its operating costs are incurred in Canadian dollars, US dollars and Chilean pesos, foreign exchange rates have a significant impact on operating profits. To minimize these risks, Aur has in the past and, where considered appropriate, will in the future, use various hedging strategies, including forward contracts, options and futures, to fix either the price of metals or the exchange rate on all or a portion of its expected revenues.

In 1998 and 2000, Aur entered into forward foreign exchange contracts whereunder Aur will receive $1.5 million in each month of 2000 and 2001, in exchange for approximately US$1.0 million each month. This transaction was entered into to effectively hedge Aur's share of 2000 and 2001 operating costs at the Louvicourt Mine at an exchange rate of US$0.648 and US$0.675, respectively, for each Canadian dollar. Aur does not currently have nor expects to enter into forward sale agreements to hedge its copper production in 2000. As Aur maintains a certain portion of its metal sales revenue in United States currency, Aur will experience gains or losses on the accumulating United States dollar cash balances.

Operations may also be affected to varying degrees by government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental legislation or changes in conditions under which metals may be marketed.

In both 1999 and 1998, inflation was not a significant factor in determining operating costs as the inflation rates in the countries in which Aur operated were relatively low. Inflation is not expected to be a significant factor in 2000.

Exploration drilling and assaying procedures

Aur conducts its exploration activities at the highest level of professional standards using industry accepted best practises and employing qualified geoscientists and engineers experienced in the type of work being carried out. Drilling programs are managed by professional geologists. Drill core or chips are logged and stored securely for future reference. When samples are taken for analysis, the core is split with one half being retained for future reference. Samples to be analysed are individually packaged, sealed and labelled prior to shipment to a qualified laboratory for analysis. Assays of economic significance are routinely re-assayed to ensure reliability of the results. The results are checked for reproducibility by means of replicate and duplicate samples being assayed at more than one laboratory and more than once at the principal laboratory to ensure that errors and systematic variations between laboratories do not occur. The calculation of mineral resources and reserves is carried out by qualified and experienced professionals adhering to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. The disclosure of exploration results to the public is prepared and reviewed by qualified and experienced professionals. Every effort is made to ensure that publicly disclosed information is presented in a form and in such detail that a person reasonably knowledgeable about the mineral exploration business can assess the disclosed results from both a technical and economic standpoint.

Caution regarding forward-looking information

Certain of the disclosures and statements included in the 1999 annual report, including those respecting production revenues, expenses, capital expenditure budgets and other items, represent forward–looking statements. Such disclosures, statements and budgets are based on assumptions and estimates related to future economic, market and other conditions. While the assumptions and estimates are believed by management to be reasonable, unusual or unanticipated events may occur which could render them inaccurate and result in material differences between the actual and anticipated performance.

Other

The CICA has issued new standards that require companies to change from the deferral method of accounting for income taxes to the liability method. This change is effective for years which began on January 1, 2000 and is to be applied retroactively. Aur adopted the new recommendations in the first quarter of 2000 and there was no material effect on the consolidated financial statements at December 31, 1999.

Management's Responsibility for Financial Reporting

All information in the Annual Report, including the accompanying consolidated financial statements of the Company, is the responsibility of the management of the Company and has been approved by its Board of Directors. The consolidated financial statements were prepared by management in accordance with accounting principles generally accepted in Canada and the financial information contained elsewhere in the Annual Report conforms to the consolidated financial statements.

The preparation of financial statements requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgement by management to present fairly and consistently the consolidated financial position and results of operations of the Company. Estimates are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. In management's opinion, such estimates have been properly reflected in the consolidated financial statements. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost-effective basis, of the reliability of this financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee composed of three directors, two of whom are not members of management. The Committee meets periodically with management and the Company's independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the Annual Report, the consolidated financial statements and the independent auditors' report to the shareholders. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Company's independent auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

James W. Gill	Ronald P. Gagel
President and Chief Executive Officer	*Vice-President and Chief Financial Officer*

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Aur Resources Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario

February 4, 2000
except note 18 dated April 19, 2000

Consolidated Balance Sheets

(IN THOUSANDS OF CANADIAN DOLLARS)
AS AT DECEMBER 31

	1999	1998
	$	$
ASSETS		
Current		
Cash	83,544	75,046
Smelter settlements receivable	16,550	9,974
Other receivables	1,456	884
Due from joint venture partner *(note 2)*	4,871	3,445
Marketable securities (quoted market value $1,650; 1998 – $1,143)	1,650	1,143
Inventories and prepaid expenses *(note 3)*	3,869	3,237
	111,940	93,729
Due from joint venture partner *(note 2)*	9,816	14,640
Investments *(note 4)*	13,892	8,410
Capital assets *(note 5)*	150,661	163,906
Mining equipment under capital lease *(note 6)*	9,723	–
	296,032	280,685
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	8,085	7,710
Current portion of obligation under capital lease *(note 15)*	1,636	–
	9,721	7,710
Long-term		
Obligation under capital lease *(note 15)*	8,106	–
Obligation on acquisition of Andacollo *(note 8)*	1,550	1,953
Decommissioning and reclamation	2,326	964
Deferred taxes	5,479	156
	27,182	10,783
Shareholders' equity		
Share capital *(note 10)*	252,291	250,738
Contributed surplus	4,388	4,388
Cumulative translation adjustment *(notes 5 and 6)*	4,355	10,401
Retained earnings	7,816	4,375
	268,850	269,902
	296,032	280,685

See accompanying notes to consolidated financial statements.

Signed on behalf of the Board:

Director

L. J. Thibodeau

Director

Consolidated Statements of Operations

(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT EARNINGS PER SHARE)
FOR THE YEARS ENDED DECEMBER 31

	1999	1998
	$	$
Revenues		
Mining	97,717	91,055
Interest	5,082	4,996
Management fees and other	1,579	1,594
	104,378	97,645
Expenses		
Mining	64,642	66,280
Other	279	1,233
Administration	6,426	5,509
Capital taxes	305	258
Depreciation and amortization	16,574	15,796
Interest on obligation under capital lease	532	–
Foreign exchange and financing costs *(note 11)*	1,470	5,374
Provision for (recovery of) marketable securities	(704)	1,989
Provision for long-term investments	–	3,274
Mineral property and exploration costs written-off	2,406	1,329
	91,930	101,042
Earnings (loss) before taxes	12,448	(3,397)
Provision for (recovery of) taxes *(note 12)*	5,249	(856)
Net earnings (loss) for the year	7,199	(2,541)
Earnings (loss) per share *(note 10(e))*	0.10	(0.03)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

(IN THOUSANDS OF CANADIAN DOLLARS)
FOR THE YEARS ENDED DECEMBER 31

	1999	1998
	$	$
Retained earnings – beginning of year	4,375	10,685
Net earnings (loss) for the year	7,199	(2,541)
	11,574	8,144
Dividends on common shares	(3,758)	(3,769)
Retained earnings – end of year	7,816	4,375

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS OF CANADIAN DOLLARS)
FOR THE YEARS ENDED DECEMBER 31

	1999	1998
	$	$
Operating activities		
Net earnings (loss) for the year	7,199	(2,541)
Non-cash items –		
Depreciation and amortization	16,574	15,796
Deferred taxes (recovery)	5,122	(1,007)
Mineral property and exploration costs written-off	2,406	1,329
Decommissioning and reclamation	850	321
Gain on sale of marketable securities	(39)	–
Provision for (recovery of) marketable securities	(704)	1,989
Provision for investments	–	3,274
(Gain) loss on disposal of capital assets	(23)	27
Foreign exchange loss (gain)	901	(56)
	32,286	19,132
Net change in receivables, inventories, prepaids and payables	(7,360)	2,803
	24,926	21,935
Financing activities		
Reduction of obligation on acquisition of Andacollo	(195)	(188)
Principal repayment of mining equipment under capital lease	(785)	–
Common shares purchased and cancelled	–	(824)
Common shares issued for cash	–	1,265
Dividends on common shares	(3,758)	(3,769)
Foreign exchange loss (gain)	723	(1,168)
	(4,015)	(4,684)
Investing activities		
Purchase of marketable securities	(20)	(999)
Purchase of investments	(6,139)	(26,781)
Payments received from joint venture partner	2,503	2,549
Mineral property option	(3,077)	–
Proceeds on disposition of mineral property	500	–
Mineral property and exploration costs	(4,561)	(6,466)
Mine development and fixed asset acquisitions, net	(1,215)	(1,419)
Other capital assets acquisitions	(211)	(214)
Proceeds on sale of marketable securities	261	–
Proceeds on sale of investments	–	18,186
Proceeds on disposal of capital assets	39	8
Acquisition of minority interest, net *(note 9)*	–	(1,845)
	(11,920)	(16,981)
Foreign exchange on cash held in foreign currency	(901)	56
Increase in cash for the year	8,090	326
Cash – beginning of year	75,046	74,720
Cash acquired on acquisition of affiliated company	408	–
Cash – end of year	83,544	75,046

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

1. ACCOUNTING POLICIES

Aur Resources Inc. is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. The consolidated financial statements of Aur Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are the significant accounting policies used in these consolidated financial statements.

(a) Basis of consolidation

The consolidated financial statements include the accounts of Aur Resources Inc., subsidiary companies and a proportionate share of the accounts of joint ventures in which it has an interest (collectively "Aur").

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant estimates include net smelter receivables, the physical and economic lives of mining assets and future reclamation and site restoration costs. Actual results may differ from those estimates.

(c) Statements of Cash Flows

In accordance with recent recommendations of the Canadian Institute of Chartered Accountants, Aur has retroactively restated its basis of presenting cash flows. Non-cash transactions are excluded from financing and investing activities. Amounts reported in the consolidated balance sheets and statements of operations are unaffected by this change. Cash includes cash on deposit and term deposits and investments with maturities of 3 months or less. These investments are stated at cost, which approximates market value.

(d) Revenue recognition and smelter settlements receivable

Sales of copper and zinc concentrates and cathode copper are subject to specific sales agreements which are based upon final settlement following specified sales quotational periods. Revenues are recognized in the month of shipment at the estimated net realizable value of the sales. Any changes in prices used to calculate the estimated net realizable value of sales are recognized in the period when the change occurs. Smelter settlements receivable are net of estimated treatment and refining costs and are valued at the estimated net realizable value of metal concentrates delivered under contracted terms which provide for final metal pricing based on subsequent period market prices.

(e) Marketable securities and investments

Marketable securities, all of which are categorized as available for sale, are carried at the lower of aggregate cost and quoted market value. Investments in shares of corporations are carried at cost or at cost less amounts written-off to reflect an impairment in value that is other than a temporary decline.

(f) Inventories

Cathode copper inventory is valued at the lower of cost, determined on a first-in, first-out basis, and estimated net realizable value. Mine supplies are valued at the lower of average cost and estimated net realizable value.

(g) Capital assets

i) Mineral property and exploration costs

Mineral property acquisition costs and expenditures on mineral exploration programs, net of metal and other recoveries, are deferred on a property by property basis until the commercial viability of the property is determined. When commercial production is achieved, the capitalized costs are amortized using the units-of-production method based on the estimated life of the mine. If a property is abandoned or the net costs to date are determined to be unrecoverable, the accumulated property and exploration costs are charged to operations when the determination is made. Proceeds from the sale of interests in mineral properties are credited to the cost of those properties. Mineral properties are recorded at their net cost and the recoverability of these amounts and the related exploration costs are dependent upon the discovery of economically recoverable reserves and upon future profitable production from mineral properties which achieve commercial production.

ii) Development costs

Development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new orebodies or develop mine areas substantially in advance of current production are capitalized and charged to operations using the units-of-production method based on the estimated life of the mine. Proceeds from the sale of interests in properties in excess of net mineral property and exploration costs related to those properties are credited to the development costs incurred on those properties. The amounts shown as development costs represent net costs to date, less metal recoveries prior to commercial production.

iii) Plant and equipment

Plant and equipment are recorded at cost and are depreciated to their estimated salvage value, from the time commercial production is achieved, using the units-of-production method based on the estimated life of the mine. Mobile equipment is depreciated using the straight-line method over 3 to 8 years, but, in any event, not to exceed the estimated life of the mine.

iv) Corporate

Corporate fixed assets are recorded at cost and are depreciated to their estimated salvage value using the straight-line method based on the estimated useful lives of the assets. The estimated useful life for buildings is 20 years and for corporate equipment is 3 to 5 years.

(h) Leases

Leases that transfer substantially all of the benefits and risks of ownership of property to Aur are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with the related long-term obligation. Mining equipment acquired under capital lease is amortized using the units-of-production method over the estimated life of the mine. Rental payments under operating leases are charged to earnings as incurred.

(i) Decommissioning and reclamation

Estimated decommissioning and reclamation costs are charged to operations using the units-of-production method based on the estimated life of the mine. Estimated costs are based on the higher of Aur's estimate and amounts required under currently enacted legislation. Ongoing expenditures related to the protection of the environment are charged to earnings in the period they are incurred.

(j) Translation of foreign currency

The accounts of self-sustaining foreign operations are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at the year-end, and revenues and expenses at average rates of exchange during the year. Gains or losses on translation of these account balances are not included in the consolidated statements of operations but are deferred and shown as a cumulative translation adjustment in shareholders' equity.

Foreign-denominated monetary assets and liabilities of Canadian operations and integrated foreign operations are translated at the rate of exchange prevailing at the year-end, and revenues and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary assets and liabilities are translated at historical rates of exchange. Long-term due from joint venture partner, long-term obligations under capital lease and upon acquisition of Andacollo, denominated in United States currency are translated at the rate of exchange prevailing at the year-end, with the resulting adjustments being deferred and amortized over the life of the respective receivable and obligations.

(k) Income taxes

Aur uses the deferral method of income tax allocation. Income taxes are provided for at current rates for all items included in the statements of operations regardless of the period when such items are reported for income tax purposes. No adjustment is made to deferred income taxes for subsequent changes in income tax rates. The federal large corporations tax on capital is included in the provision for income taxes.

(l) Financial instruments

Aur periodically employs financial instruments, including forward contracts and options, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Gains and losses on metal and interest rate contracts are reported as a component of the related transaction while foreign currency exchange contracts are reported separately.

(m) Capitalization of financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred to finance development and construction activities on properties that are not yet subject to depreciation and amortization. Financing costs are charged against earnings from the time that mining operations commence. Capitalized interest is amortized on a units-of-production basis while other financing costs are amortized over the life of the related indebtedness. Unamortized financing fees related to indebtedness which is repaid before maturity are written-off in the period the indebtedness is retired.

(n) Pension costs

Aur has established defined contribution pension plans for all employees other than certain executive officers for which it has established individual defined benefit pension plans. The above plans are fully funded and no future contributions are required in respect of past services.

(o) Share purchase options

Aur has a common share purchase option plan which is described in note 10(c). No compensation expense is recognized when common share purchase options are granted. Any consideration paid on exercise of common share purchase options is credited to share capital.

2. DUE FROM JOINT VENTURE PARTNER

On December 31, 1997, Aur purchased from a syndicate of banks a credit facility that was originally obtained to finance a portion of the capital costs of developing the Andacollo mine, thereby effectively repaying Aur's 70% share of the facility and becoming the lender to Aur's joint venture partner, Compañía Minera del Pacífico S.A. ("CMP"). The receivable is denominated in United States dollars. At December 31, 1999, the amount of the receivable outstanding was $14,687 (US$10,125) (1998 – $18,085 (US$11,813)). The quarterly payment due on December 31, 1999 was received on January 7, 2000 due to precautionary measures relating to Year 2000 issues undertaken by Aur's offshore Canadian bank. The balance, after the January 7 payment, is to be received in 17 equal quarterly installments of US$563 ($812). The receivable is collateralized by CMP's 30% interest in the Andacollo property. Interest on the receivable is fixed at 8.14% per annum.

3. INVENTORIES AND PREPAID EXPENSES

	1999	1998
	$	$
Cathode copper	216	389
Mine supplies	3,397	2,623
Prepaid expenses	256	225
	3,869	3,237

4. INVESTMENTS

	1999		1998	
	Common Shares	Amount	Common Shares	Amount
	#	$	#	$
Cambior Inc.	3,433,800	6,139	–	–
Inmet Mining Corporation	1,766,792	7,111	1,766,792	7,111
Consolidated Abitibi Resources Ltd.	–	–	6,565,776	657
Thundermin Resources Inc.	6,424,339	642	6,424,339	642
		13,892		8,410

At December 31, 1999, investments had a market value of $12,375 (1998 – $7,360). The market value of Aur's investments may differ from the realizable value due to the significant number of shares held by Aur and the liquidity of such shares.

5. CAPITAL ASSETS

	1999	1998
	$	$
Louvicourt mine:		
Plant and equipment	31,784	31,544
Development costs	17,822	17,032
Accumulated depreciation and amortization	(26,414)	(20,639)
	23,192	27,937
Andacollo mine:		
Plant and equipment	59,870	59,825
Development costs	34,799	34,799
Cumulative translation adjustment	4,707	10,401
Accumulated depreciation and amortization	(28,941)	(19,091)
	70,435	85,934
Corporate	3,401	3,528
Accumulated depreciation	(2,337)	(2,265)
	1,064	1,263
Mineral property and exploration costs	53,835	46,637
Tungsten assets	2,135	2,135
	57,034	50,035
	150,661	163,906

(a) Louvicourt

Aur holds a 30% interest in the Louvicourt copper-zinc-silver-gold mine located in Louvicourt Township near Val d'Or, Quebec with its joint venture partners Novicourt Inc. and Teck Corporation holding 45% and 25% interests, respectively. Aur is the operator of the Louvicourt joint venture.

(b) Andacollo

The Andacollo copper mine, located near Andacollo, Coquimbo Province, Chile, is held through a Chilean private company, with Aur and its joint venture partner, CMP, effectively holding 70% and 30% interests, respectively, in the mine and with Empresa Nacional de Minería (ENAMI), a Chilean government entity, holding the equivalent of a 10% net profits interest in the mine. Aur is the operator of the Andacollo joint venture. Notwithstanding ENAMI's interest in Andacollo, Aur accounts for its investment on a 70%, rather than 63%, proportionate consolidated basis due to Andacollo's capital structure and the rules governing cash flow distribution.

(c) Tungsten assets

Aur has a 4% net smelter royalty on any production from the past producing Cantung tungsten mine and the Mactung tungsten deposit located in the Northwest Territories, Canada. Aur had a net profits interest in an ammonium metatungstate (AMT) processing operation located in Bishop, California, United States, which expired on March 31, 1999.

6. MINING EQUIPMENT UNDER CAPITAL LEASE

The Andacollo joint venture acquired certain mobile mining equipment under a capital lease and assumed mining operations from the then existing mining contractor effective August 1, 1999.

	1999	1998
	$	$
Mobile equipment	10,700	–
Cumulative translation adjustment	(350)	–
	10,350	–
Accumulated amortization	(627)	–
	9,723	–

7. ACQUISITION OF AFFILIATED COMPANY

On November 19, 1999, Aur acquired all of the Consolidated Abitibi Resources Ltd. ("Consolidated Abitibi") shares not already held by Aur by issuing 560,553 common shares of Aur with an ascribed value of $1,553 to Consolidated Abitibi shareholders other than Aur. Aur held 34.3% of the Consolidated Abitibi common shares prior to this acquisition. The acquisition was accounted for by the step purchase method and included in Aur's consolidated balance sheet as of November 19, 1999 as follows:

	$
Cash	408
Non-cash working capital	(152)
Mineral properties and exploration costs	2,466
Reduction of investment *(note 4)*	(657)
Total assets acquired	2,065
Total long-term liabilities	(512)
Net assets acquired	1,553

8. OBLIGATION ON ACQUISITION OF ANDACOLLO

As part of the original purchase price for the Andacollo property, Aur is required to make annual installment payments of US$245 ($354) to ENAMI in November of each year up to and including 2006. The liability is unsecured, was discounted at an 8% rate, translated into Canadian dollars and reflected as a long-term liability with the current portion being included in accounts payable and accrued liabilities.

9. MINORITY INTEREST

On December 28, 1998, Aur redeemed 5,150,000 preferred shares of a subsidiary held by a non-related corporation for cash consideration of $1,845. This transaction was accounted for by the step purchase method and the difference between the carrying value and the cost of the redemption was ascribed to mineral properties. The subsidiary was merged with Aur.

10. SHARE CAPITAL

(a) Authorized

The authorized capital of Aur consists of an unlimited number of common shares, an unlimited number of Class A shares, issuable in series, and 2,000,000 Class B voting, non-participating shares.

(b) Issued and outstanding

	1999		1998	
	Shares	Amount	Shares	Amount
	#	$	#	$
Common shares				
Balance – beginning of year	75,170,134	250,737	74,988,596	250,322
Issued during the year –				
Acquisition of affiliated company *(note 7)*	560,553	1,553	–	–
Share purchase options exercised	–	–	436,500	1,265
Shares purchased and cancelled	–	–	(254,100)	(848)
Fractional shares cancelled	(571)	–	(862)	(2)
Balance – end of year	75,730,116	252,290	75,170,134	250,737
Class B shares				
Balance – beginning of year	2,000,000	1	2,000,000	1
Share capital		252,291		250,738

(c) Common share purchase options

Aur has in effect a common share purchase option plan (the "Plan") for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Options are not assignable and, except in certain specified circumstances, terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the exercise price at which options may be exercised cannot be less than the current market price of the shares when the relevant options are granted.

The following table summarizes information regarding Aur's common share purchase options as at and for the years' ended December 31, 1999 and 1998:

	1999		1998	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	#	$	#	$
Balance – beginning of year	4,504,222	5.85	4,863,299	5.91
Granted	320,000	2.42	695,558	3.22
Exercised	–	–	(436,500)	2.90
Expired	(577,250)	4.96	(474,386)	4.78
Forfeited	(134,250)	6.73	(143,749)	7.67
Balance – end of year	4,112,722	5.68	4,504,222	5.85
Exercisable – end of year	3,328,989	5.72	3,091,998	5.66

The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at December 31, 1999:

	Outstanding			Exercisable	
Range of exercise prices per share	Balance	Weighted average months remaining	Weighted average exercise price per share	Balance	Weighted average exercise price per share
$	#	#	$	#	$
2.22 to 2.95	445,000	50	2.42	210,000	2.42
3.00 to 3.70	590,558	38	3.45	418,936	3.43
4.20 to 4.73	1,188,250	2	4.36	1,188,250	4.36
5.13 to 6.80	728,692	11	6.28	676,692	6.26
7.00 to 8.65	580,222	25	7.96	367,111	8.03
9.10 to 11.40	580,000	17	10.12	468,000	10.11
	4,112,722			3,328,989	

(d) Shares purchased and cancelled

Effective October 26, 1998, Aur filed a normal course issuer bid to enable it to acquire, through open market purchases to be made through the facilities of the Toronto and Montreal stock exchanges, up to 3,000,000 common shares on or before October 25, 1999. The foregoing normal course issuer bid renewed Aur's previous normal course issuer bid which expired October 16, 1998. No shares were acquired in 1999; however, during 1998, Aur acquired and cancelled 254,100 common shares at an average price of $3.38 per share.

(e) Earnings per share

Earnings per share has been calculated using the weighted average number of common shares outstanding during the year, being 75,236,111 shares (1998 – 75,262,184 shares).

11. CREDIT FACILITIES

(a) Line of credit

On December 31, 1997, Aur entered into a corporate line of credit agreement with Dresdner Bank Canada ("Dresdner") which provided for Dresdner to make available to Aur on a revolving basis up to $50,000 or the equivalent amount in United States dollars. During 1998, Aur incurred net interest expense on borrowings under this facility of $722 which was included in foreign exchange and financing costs. On December 30, 1998, the facility was cancelled.

(b) Overdraft facility

The Andacollo joint venture has an overdraft facility with Banco Santander (previously with Banco Sud Americano), a Chilean bank, for up to US$2,000 (1998 – US$3,750), Aur's share of which is US$1,400 (1998 – US$2,625). The overdraft facility has no commitment fees and applicable interest rates are dependent upon the prevailing rates when the facility is utilized. During the year, interest expense of $32 (1998 – $45) was incurred under the overdraft facility. At December 31, 1999 and 1998, no amounts were outstanding under the facility.

12. PROVISION FOR (RECOVERY OF) TAXES

(a) Geographic components

The geographic components of earnings (loss) before taxes were as follows:

	1999	1998
	$	$
Earnings (loss) before taxes:		
Canada	14,784	(3,509)
United States	(638)	(550)
Chile	(1,698)	662
	12,448	(3,397)

The geographic components of the tax expense (recovery) were as follows:

	1999	1998
	$	$
Current:		
Canada	127	151
Deferred:		
Canada	5,376	(1,107)
United States	–	–
Chile	(254)	100
	5,122	(1,007)
	5,249	(856)

(b) Effective tax rate

The reconciliation of the combined federal and provincial statutory tax rates with Aur's effective tax rate on earnings before taxes is as follows:

	1999	1998
	%	%
Combined basic statutory tax rate	42.7	41.2
Capital transactions	1.9	(13.5)
Non tax-effected losses	(3.0)	(9.2)
Foreign earnings subject to different tax rates	(0.4)	2.2
Federal large corporations tax	1.0	4.5
	42.2	25.2

The federal large corporations tax is based on a corporation's capital and not on its income. Nevertheless, pursuant to accounting principles generally accepted in Canada, it is included in the provision for taxes.

(c) Loss carryforwards and other

No recognition has been given in the accounts to the potential benefits that may arise on utilization of certain prior years' tax losses available for carryforward. At December 31, 1999, a United States subsidiary had prior years' losses available amounting to $12,111 for federal tax purposes. The availability of these losses for United States purposes expires in the years 2006 through to 2014.

Aur has a non-resident subsidiary that has undistributed earnings on which no taxes have been provided. These earnings, which amount to approximately $18,322, are expected to remain permanently reinvested offshore and are to be used to finance non-Canadian investments and exploration and development projects.

13. JOINT VENTURES

Aur holds a 30% and 70% interest in the producing Louvicourt and Andacollo Mines, respectively. These operations are accounted for using the proportionate consolidation method. Aur's share of the assets, liabilities, revenues, expenses and cash flow of the joint ventures is as follows:

	1999	1998
	$	$
Revenues	97,939	91,431
Expenses	81,777	81,855
Earnings before taxes	16,162	9,576
Current assets	23,042	15,689
Current liabilities	6,343	4,023
Working capital	16,699	11,666
Assets	126,392	129,585
Liabilities	32,830	15,434
Net investment	93,562	114,151
Cash flow from (used):		
Operating activities	27,062	25,948
Financing activities	(747)	–
Investing activities	(1,322)	(1,572)
Net cash flow	24,993	24,376
Cash	2,278	1,923

14. SEGMENTED INFORMATION

Aur is in the mining and minerals business, including the acquisition, exploration, development and mining of base and precious metals deposits. Aur has four reportable segments: Louvicourt, Andacollo, Exploration and Corporate. The Louvicourt segment represents Aur's 30% interest in the Louvicourt copper-zinc-silver-gold mine located in Quebec, Canada which produces copper and zinc concentrates. The Andacollo segment represents Aur's 70% interest in the Andacollo copper mine located in Chile which produces cathode copper. The Exploration segment is responsible for conducting Aur's exploration programs on properties located primarily in Canada, the United States and Chile and, accordingly, does not earn revenues. The Corporate segment is responsible for the management of Aur's cash and investment portfolio and certain other non-producing assets and provides management, administrative and support services to Aur's other segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There were no significant inter-segment sales or transfers.

The following table provides selected financial information about Aur's segments.

	1999				
	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	61,863	35,854	–	–	97,717
Other	(4)	227	–	6,438	6,661
	61,859	36,081	–	6,438	104,378
Expenses					
Mining	40,141	24,501	–	–	64,642
Other	–	–	456	5,850	6,306
Depreciation and amortization	5,816	10,462	215	81	16,574
Interest on obligation under capital lease	–	532	–	–	532
Foreign exchange and financing costs	–	325	7	1,138	1,470
Mineral properties and exploration expenditures written-off	–	–	2,406	–	2,406
	45,957	35,820	3,084	7,069	91,930
Earnings (loss) before taxes	15,902	261	(3,084)	(631)	12,448
Tax expense (benefit)	6,086	39	(512)	(364)	5,249
Net earnings (loss)	9,816	222	(2,572)	(267)	7,199
Capital assets	23,192	70,435	53,835	3,199	150,661
Mining equipment under capital lease	–	9,723	–	–	9,723
Capital expenditures	1,066	45	9,604	104	10,819
Cash flow from operating activities	16,842	10,220	(590)	(1,546)	24,926

	1998				
	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	54,671	36,384	–	–	91,055
Other	–	376	–	6,214	6,590
	54,671	36,760	–	6,214	97,645
Expenses					
Mining	41,506	24,774	–	–	66,280
Other	27	–	791	11,445	12,263
Depreciation and amortization	5,153	10,158	404	81	15,796
Foreign exchange and financing costs	–	236	–	5,138	5,374
Mineral properties and exploration expenditures written-off	–	–	1,069	260	1,329
	46,686	35,168	2,264	16,924	101,042
Earnings (loss) before taxes	7,985	1,592	(2,264)	(10,710)	(3,397)
Tax expense (benefit)	3,056	239	(453)	(3,698)	(856)
Net earnings (loss)	4,929	1,353	(1,811)	(7,012)	(2,541)
Capital assets	27,937	85,934	46,637	3,398	163,906
Capital expenditures	1,429	182	6,275	214	8,100
Cash flow from operating activities	14,465	11,482	(134)	(3,878)	21,935

The geographic distribution of Aur's capital assets and revenues is as follows:

	1999		1998	
	Revenues	Capital Assets	Revenues	Capital Assets
	$	$	$	$
Canada	68,364	57,327	60,885	55,451
United States	–	3,203	–	2,674
Chile	36,014	99,854	36,760	105,781
	104,378	160,384	97,645	163,906

Aur sold 100% of its copper and zinc concentrates produced by the Louvicourt segment to Noranda Inc. ("Noranda") and approximately 90% of its cathode copper produced by the Andacollo segment to Gerald Metals, Inc.

Included in capital assets is the mining equipment under capital lease in Chile.

15. COMMITMENTS

(a) Obligation under capital lease

The following is a schedule of future minimum lease payments for mobile mining equipment under capital lease expiring in November 2004:

	$
2000	2,480
2001	2,476
2002	2,473
2003	2,469
2004	2,451
Total lease payments	12,349
Less withholding taxes	(172)
Less interest	(2,435)
Total present value of minimum capital lease payment	9,742
Current portion	1,636
Long-term portion	8,106

The capital lease is denominated in United States dollars. The lease period runs from May 1999 to November 2004 with a total of 10 semi-annual payments remaining.

(b) Other leases

Aur has other commitments under various mining equipment and office operating lease agreements as follows:

	$
2000	837
2001	66
2002	40
2003	17
2004 and thereafter	12
	972

(c) Foreign exchange contracts

Aur has entered into a series of foreign exchange contracts with the Bank of Nova Scotia whereunder Aur sold forward the United States dollar equivalent of $1,500 per month for the twelve-month period from January to December 2000, at an average exchange rate of 64.8¢US per Canadian dollar.

(d) Copper and zinc concentrate sales agreements

Pursuant to a sale agreement with Noranda, Aur has committed to sell to Noranda its share of copper concentrates from the Louvicourt mine in 2000. The prices to be paid for the copper, silver and gold contained in the concentrates are based on LME quotations for the quotational period. Aur's share of zinc concentrates from the Louvicourt mine is currently sold to Noranda's subsidiary, Canadian Electrolytic Zinc Limited, at the LME quotation for the quotational period. The quotational period for the respective metals is primarily the second month following receipt of the concentrates at the relevant smelter.

(e) Cathode copper sale agreement

Pursuant to a sale agreement with Glencore Asesorías Limitada ("Glencore"), Aur has committed to sell to Glencore 1,500 tonnes of cathode copper from the Andacollo mine per month for the twelve-month period from January to December 2000. Aur will receive final settlement price based on the LME copper settlement price for the month prior to the month of shipment plus an agreed upon premium.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable, due from joint venture partner and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost and market value of its portfolio of marketable securities and long-term investments are disclosed on the balance sheets and in note 4, respectively. The estimated fair value of Aur's foreign exchange forward contracts based on market prices as at December 31, 1999 was a gain of $1,174 (1998 – loss of $448). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at December 31, 1999 was a gain of $1,058 (1998 – gain of $452).

17. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred and no consequences have been identified to date, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

18. SUBSEQUENT EVENT – ACQUISITION OF QUEBRADA BLANCA

On April 19, 2000, Aur signed a definitive agreement with Cominco Ltd. and Teck Corporation to purchase their respective interests in the Quebrada Blanca copper mine located in northern Chile. The purchase price is US$262,000 of which US$187,000 is payable on closing, US$35,000 is payable on December 15, 2002 and a further US$40,000 is payable at the rate of US$10,000 per year in years when the average copper price exceeds US$1.10 per pound on an inflation-adjusted basis. It is anticipated that the purchase price of Quebrada Blanca will be funded by Aur's existing cash balances and by borrowings under a corporate facility in the order of US$200,000. This facility is currently being negotiated with various lending banks. Closing of the purchase is expected to be completed by the end of June 2000.

Corporate Information

DIRECTORS

James W. Gill*
President and Chief Executive Officer,
Aur Resources Inc.
Toronto, Ont.

Norman B. Keevil
President and Chief Executive Officer,
Teck Corporation
Vancouver, B.C.

William J. A. Kennedy*†
Consultant
Grafton, Ont.

Martin Claude Lepage†
Partner, Stikeman, Elliott,
Barristers and Solicitors
Montreal, Que.

Peter McCarter
Vice-President and Secretary,
Aur Resources Inc.
Toronto, Ont.

William J. Robertson
Executive Vice-President and
Chief Operating Officer, Agrium Inc.
Calgary, Alta.

Howard R. Stockford
Executive Vice-President,
Aur Resources Inc.
Toronto, Ont.

Leo J. Thibodeau*†
Retired Executive
Windsor, Ont.

* *Member of Audit Committee*

† *Member of Compensation Committee*

EXECUTIVE OFFICERS

James W. Gill, Ph.D.
President and Chief Executive Officer

Howard R. Stockford, P. Eng.
Executive Vice-President

Peter McCarter, LL.B.
Vice-President and Secretary

Ronald P. Gagel, C.A.
Vice-President and Chief Financial Officer

David J. Libby, P. Eng.
Vice-President, Mining Operations

Michel Drouin, B.Sc.
Vice-President, Exploration

SENIOR STAFF

Russell W. Allen
Regional Exploration Manager,
Western United States

David W. Brace
General Manager,
Compañía Minera Carmen de Andacollo

Ed Guimaraes
Controller

Julia P. Micks
Manager, Human Resources

Kathryn J. Noble
Assistant Secretary

Rodrigue Ouellet
Regional Exploration Manager,
Quebec and Ontario

J. Britt Reid
Mine Manager, Andacollo Mine

Michel Rodrigue
Mine Manager, Louvicourt Mine

Edmund J. Stuart
Chief Mines Geologist and Technical
Advisor to the President

AUDITORS

PricewaterhouseCoopers LLP
Toronto, Canada

LEGAL COUNSEL

Aird & Berlis
Toronto, Canada

Philippi, Irarrázaval, Pulido & Brunner
Santiago, Chile

Stikeman, Elliott
Montreal, Canada

REGISTRAR & TRANSFER AGENT

Montreal Trust

KEY SUBSIDIARIES

Compañia Minera Carmen de Andacollo

Aur Resources Chile Limitada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange
Symbol – AUR

ANNUAL MEETING

The Annual Meeting of shareholders of the Corporation will be held at 4:30 pm on Tuesday, June 27, 2000, in the City Hall Room at the Sheraton Centre, 123 Queen St. W., Toronto, Ontario.

Designed by Stratagem Marketing & Design
Printed in Canada

OFFICES

Executive Office

1 Adelaide Street East
Suite 2501
Toronto, Ontario
M5C 2V9
Telephone: 416-362-2614
Fax: 416-367-0427
E-mail: info@aurresources.com
Website: www.aurresources.com

Santiago Office

Avenida El Bosque Norte, 0177
Piso 15, Oficina 1
Las Condes, Santiago, Chile
Telephone: 56-2-332-0186
Fax: 56-2-332-0194

Exploration Offices

Flin Flon, Manitoba
Reno, Nevada
Santiago, Chile
Val d'Or, Quebec

Louvicourt Mine

5999 3rd Avenue East
P.O. Box 2117
Val d'Or, Quebec
J9P 6V2
Telephone: 819-736-3551
Fax: 819-736-7221

Andacollo Mine

Camino Chepiquilla s/n
Casilla 3, Andacollo
IV Region, Chile
Telephone: 56-51-431-589
Fax: 56-51-431-587